Exhibit 99.1

Enthusiast Gaming Provides Update on Senior Management Team and Board of Directors

LOS ANGELES, Aug. 08, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, is pleased to provide the following update on its senior management team and Board of Directors.

REINFORCES MANAGEMENT TEAM WHILE ADDING GAMER-FOCUSED LEADERSHIP

The changes being announced today reinforce the Company’s position towards building the preeminent media and entertainment company for gamers, centered around: Communities, Content, Creators, and Experiences, while also adding more gamer-focused leadership.

Adrian Montgomery: As previously announced, current Chief Executive Officer, Adrian Montgomery will remain in his role as CEO until such time that a successor is named, at which point he will transition to Chair of the Board of Directors. A search committee has been established to find Adrian’s successor.

Bill Karamouzis (Kara): Current CEO of Addicting Games, Bill is being appointed as President of Enthusiast Gaming and will oversee the day-to-day operations of the business. Bill is the Co-Founder of Addicting Games (acquired by Enthusiast Gaming in 2021) where he previously oversaw the company’s operations, growth strategies, and product development. As a lifelong gamer and entrepreneur, Bill has been in the gaming industry for over 20 years with a passion and love for blending gaming, education technology, and the emerging web3 space.

Bill Drolet: Current SVP of Global Sales, Bill Drolet is being appointed Chief Revenue Officer and will oversee all programmatic and direct revenue, customer success, and marketing. Bill joined Enthusiast Gaming in 2020 and has been a key leader for the Company, building out its global direct sales organization.

Amanda Rubin: Current VP Sales & Partnerships, Amanda will assume the role of SVP of Global Sales. Amanda was one of the first direct sales hires by Enthusiast Gaming in 2019 and has played a leadership role in developing go-to-market strategies and growing meaningful market share of media and sponsorship sales in the video game and esports verticals.

JB Elliott: JB will be joining the Company as SVP, Legal and General Counsel. In this role, JB will oversee the Company’s ongoing legal strategy and provide legal counsel across all matters related to the Company’s commercial business, ethics and compliance, and governance. Prior to joining Enthusiast Gaming, JB was a senior associate at Stikeman Elliott LLP with a practice focusing on corporate and commercial law, including national and cross-border mergers and acquisitions, capital markets, securities, joint ventures, and corporate finance.

Erin Torbiak: Current Director of Engineering, Erin will step into the newly-created role of General Manager, Addicting Games. Erin is a founding team member of Addicting Games and has seen her role expanded from writing the original math questions for Math Games, to leading project management, process design, and implementation. Erin will be leading product and strategy as Addicting Games enters into its third decade as a game destination and development studio.

John Albright: Current Lead Director, John Albright has been appointed Chair of the Board. John has served on the Board of Enthusiast Gaming since 2021. John is the Co-Founder and Managing Partner of Relay Ventures, a venture capital firm with investments from the start-up phase to late venture and growth capital across North America. Throughout his career, John has helped entrepreneurs shape their vision and capital plans for long-term, sustainable growth. His tenure in finance spans both venture capital and private equity, where he has assisted entrepreneurs through all stages of the start-up lifecycle, from seed financing to IPO and M&A advisory.

As part of these announced changes, the Company also announces that Thamba Tharmalingam has left Enthusiast Gaming. Thamba has served as Chief Operating Officer since 2020 and has helped lead the Company through significant growth in that time. The Company thanks Thamba for his contributions over the past two years and wishes him the very best in his future endeavors.

“Today’s announcement adds talented gamer-focused voices to the Company, who will be joining Alex Macdonald, Chief Financial Officer, and Eric Bernofsky, Chief Corporate Officer, on the leadership team. With his appointment, Bill Kara will step into a new role and bring an enhanced focus to our operations. He is a veteran of the gaming industry and his 20+ years of experience will be invaluable and help Enthusiast Gaming continue to march towards its goal of building the world’s largest media and entertainment company for gamers. I am confident the new leadership, together with the rest of the management team, have the experience and track record to continue delivering operational results and long-term value for shareholders,” said John Albright, Chair of the Board of Enthusiast Gaming. “Further, I would like to thank Thamba for his time at Enthusiast Gaming and wish him the best in the future”.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video

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game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming investor@enthusiastgaming.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.